UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 25, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Solid Biosciences, LLC

File No. 333-222357 - CF#35375

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Solid Biosciences, LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on December 29, 2017.

Based on representations by Solid Biosciences, LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.10	through March 31, 2024
Exhibit 10.11	through March 31, 2024
Exhibit 10.12	through March 31, 2024
Exhibit 10.13	through March 31, 2024
Exhibit 10.14	through March 31, 2024
Exhibit 10.15	through March 31, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary